EXHIBIT (21)

                   SUBSIDIARIES OF FIRST COMMERCE CORPORATION

         First Commerce Corporation has two subsidiaries, First Commerce Bank, a commercial bank organized under the laws of North Carolina., and First Commerce Capital Trust I, a Delaware business trust formed for the purpose of issuing Trust Preferred Securities to the public.